UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SuccessFactors, Inc.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

864596101

(CUSIP number)

Michael Junge Executive Vice President and General Counsel SAP AG Dietmar-Hopp-Allee 16 D-69190 Walldorf Federal Republic of Germany +49 6227 74 7474

(Name, address and telephone number of person authorized to receive notices and communications)

February 16, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 864596101	Page 2 of 14 Pages

(1)	Names of reporting persons SAP AG
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 1,000 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 1,000 shares
(11)	Aggregate amount beneficially owned by each reporting person 1,000 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 864596101	Page 3 of 14 Pages

(1)	Names of reporting persons SAP America, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 1,000 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 1,000 shares
(11)	Aggregate amount beneficially owned by each reporting person 1,000 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (the “SuccessFactors Common Stock” or the “Shares”), of SuccessFactors, Inc. (“SuccessFactors”) whose principal executive offices are located at 1500 Fashion Island Blvd., Suite 300, San Mateo, CA 94404.

Item 2.	Identity and Background

(a) — (c) and (f) The persons filing this Schedule 13D are SAP AG and SAP America, Inc. (“SAP America” and, together with SAP AG, the “Reporting Persons”). SAP AG is a stock corporation (Aktiengesellschaft) incorporated under the laws of the Federal Republic of Germany. SAP AG’s principal executive offices are located at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany. SAP AG’s telephone number is +49-6227-7-47474. SAP America is a Delaware corporation and an indirectly wholly-owned subsidiary of SAP AG and the principal U.S. operating subsidiary of SAP AG. SAP America’s principal executive offices are located at 3999 West Chester Pike, Newtown Square, PA, 19073, USA and its telephone number is (610) 661-1000.

SAP AG is one of the leading international providers of business software and, based on market capitalization, is the world’s third-largest independent software manufacturer. SAP AG and its subsidiaries have more than 183,000 customers in over 120 countries and employ more than 54,000 people at locations in more than 50 countries. SAP AG’s principal business is selling licenses for software solutions and related services.

The name, citizenship, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) for each director and executive officer of SAP AG and SAP America are set forth in Annex I hereto and incorporated herein by reference.

(d) — (e) During the last five years, none of SAP AG or SAP America or, to the knowledge of SAP AG or SAP America, any of the persons listed on Annex I attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

SAP America, Saturn Expansion Corporation, a Delaware corporation and a wholly-owned subsidiary of SAP America (the “Purchaser”), and SuccessFactors are parties to an Agreement and Plan of Merger dated as of December 3, 2011 (the “Merger Agreement”). References to, and descriptions of, the Merger Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 1 to this Schedule 13D and is incorporated herein by reference. Pursuant to the Merger Agreement, on December 16, 2011 the Purchaser commenced a tender offer to purchase all of the outstanding Shares, at a price of $40.00 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding of taxes, upon the terms and subject to the conditions set forth in an offer to purchase dated December 16, 2011 (as amended, the “Offer to Purchase”) that was filed by the Purchaser, SAP America and SAP AG with the United States Securities and Exchange Commission, and in the letter of transmittal related to the Offer to Purchase (the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer expired at 5:00 p.m., New York City time, on February 15, 2012. On February 16, 2012, the Purchaser accepted for purchase all Shares that were validly tendered and not properly withdrawn in connection with the Offer. The Purchaser acquired an aggregate of 81,023,843 Shares in accordance with the terms of the Offer at a price of $40.00 per Share. The $3,240,953,720 paid by the Purchaser to holders of Shares acquired pursuant to the Offer was funded through SAP AG’s existing cash balances and cash equivalents, as well as a €1 billion syndicated term loan facility agreement with J.P. Morgan Limited and J.P. Morgan Europe Limited., with J.P. Morgan Limited as mandated lead arranger and J.P. Morgan Europe Limited as agent (the “SAP AG Borrowing”).

Pursuant to the Merger Agreement, on February 22, 2012, the Purchaser effected a short-form merger (the “Merger”) in accordance with Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”). In the Merger, the Purchaser was merged with and into SuccessFactors with SuccessFactors continuing as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of SAP America. At the effective time of the Merger, each Share outstanding immediately prior to the effective time (other than Shares that are held by SuccessFactors, SAP America or any of their wholly-owned subsidiaries or Shares held by stockholders who properly exercise appraisal rights under the DGCL) was converted into the right to receive $40.00 net to the holder in cash, without interest and less any required withholding of taxes. SAP America will pay up to an aggregate of $180,773,920 to holders of Shares acquired pursuant to the Merger, which will be funded through SAP AG’s existing cash balances and cash equivalents, as well as the SAP AG Borrowing.

Item 4.	Purpose of Transaction

The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, SuccessFactors.

The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by this reference in this Item 4.

As a result of the Merger, the Shares are no longer traded on the New York Stock Exchange, there is no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

As of the date of this Schedule 13D, and except as otherwise provided in the Offer to Purchase, the business and operations of SuccessFactors have been continued substantially as they were being conducted prior to the Merger. SAP America intends to conduct a comprehensive review of SuccessFactors’ business, operations, capitalization and management with a view to optimizing development of SuccessFactors’ potential in conjunction with SAP America’s existing business.

All information contained in “Section 11 – Purpose of the Offer; the Merger Agreement; the Mutual Non-Disclosure Agreement; the Exclusivity Agreements; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for SuccessFactors; Recent Developments Relating to SuccessFactors”; and “Section 7 – Possible Effects of the Offer on the Market for the Shares; NYSE Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” of the Offer to Purchase are incorporated herein by reference. Except as set forth in this Schedule 13D (including any information incorporated by reference) and in connection with the transactions described above, neither of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) — (b) As of the date of this Schedule 13D, as a result of the Merger, SAP America is the direct record owner of and may be deemed to have shared voting and dispositive power with respect to, and SAP AG may be deemed to beneficially own and have shared voting and dispositive power with respect to, 1,000 shares of common stock of the Surviving Corporation, representing 100% of the issued and outstanding equity interest in the Surviving Corporation.

(c) On February 16, 2012, the Purchaser accepted for purchase all Shares that were validly tendered and not properly withdrawn in connection with the Offer. An aggregate of 81,023,843 Shares were purchased by the Purchaser in accordance with the terms of the Offer at $40.00 per Share, for which payment was settled on February 21, 2012 and February 22, 2012. Pursuant to the Merger Agreement, on February 22, 2012, the Purchaser effected the Merger in accordance with Section 253 of the DGCL. In the Merger, the Purchaser was merged with and into SuccessFactors with SuccessFactors continuing as the surviving corporation and a wholly-owned subsidiary of SAP America. At the effective time of the Merger, each Share outstanding immediately prior to the effective time (other than Shares that were held by SuccessFactors, SAP America or any of their wholly-owned subsidiaries or Shares held by stockholders who properly exercise appraisal rights under the DGCL) was converted into the right to receive $40.00 net to the holder in cash, without interest and subject to any required withholding of taxes. Prior to the Merger, SAP America held 1,000 shares of the common stock, $0.01 per share, of the Purchaser (the “Purchaser Shares”), which represented all of the issued and outstanding capital stock of the Purchaser. At the effective time of the Merger, each Purchaser Share was converted into one share of common stock of SuccessFactors, as the surviving corporation of the Merger, and as a result SAP America became the owner of 100% of the equity interest in SuccessFactors. Except as described in this Schedule 13D, no transactions in Shares were effected by SAP AG or SAP America or, to the knowledge of SAP AG or SAP America, any person identified in Annex I hereto, during the 60 days prior to the date hereof.

(d) — (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference in this Item 6. Except as otherwise described in this Schedule 13D, to the knowledge of SAP AG or SAP America, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of SuccessFactors.

Item 7.	Material to be Filed as Exhibits

1.	Agreement and Plan of Merger, dated as of December 3, 2011, by and among SAP America, the Purchaser and SuccessFactors (incorporated into this Schedule 13D by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SuccessFactors on December 5, 2011).

2.	Euro 1 billion Credit Facility Agreement dated December 3, 2011, among SAP AG, as borrower, J.P. Morgan Limited as mandated lead arranger, the financial institution listed in Schedule 1 as original lender, and J.P. Morgan Europe Limited, as agent (incorporated into this Schedule 13D by reference to Exhibit (b)(1) to the Tender Offer Statement on Schedule TO filed by SAP AG, SAP America and the Purchaser on December 16, 2011).

3.	Power of Attorney (incorporated into this Schedule 13D by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO filed by SAP AG, SAP America and the Purchaser on December 16, 2011).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAP AG

By:	/S/ MICHAEL PLOETNER
Name:	Michael Ploetner
Title:	Authorized Signatory

By:	/S/ WENDY BOUFFORD
Name:	Wendy Boufford
Title:	Authorized Signatory

SAP AMERICA, INC.

By:	/S/ WENDY BOUFFORD
Name:	Wendy Boufford
Title:	Authorized Signatory

Dated: February 23, 2012

ANNEX I

Information Concerning Directors and Executive Officers of SAP AG

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each of the members of the Executive Board and the Supervisory Board, and each executive officer, of SAP AG. Each person identified below is a citizen of the Federal Republic of Germany, with the exception of Pekka Ala-Pietilä, who is a citizen of Finland, William Richard McDermott and Vishal Sikka who are citizens of the United States of America, Bernard Liautaud, who is a citizen of France, Jim Hagemann Snabe, who is a citizen of Denmark and Panagiotis Bissiritsas, who is a citizen of both Germany and Greece. Unless otherwise noted, the current business address of each person identified below is Dietmar-Hopp-Allee 16, 69190 Walldorf, Federal Republic of Germany, and the current business phone number of each of these individuals is +49-6227-7-47474.

Name and Address (If Applicable)	Office	Present Principal Occupation or Employment and Material Positions Held During the Past Five Years

Prof. Dr. h.c. mult. Hasso Plattner	Chairperson of the Supervisory Board	Chairperson of the Supervisory Board, SAP AG (2003 - Present)

Positions in past five years: see above

Lars Lamadé	Vice Chairperson of Supervisory Board	Present occupation: Employee of SAP AG, Project Manager, Service and Support, SAP AG (June 2006 - Present)

Positions in past five years: Risk Manager, Service and Support, SAP AG (February 2004 - June 2006)

Pekka Ala-Pietilä	Member of Supervisory Board	Present occupation: Co-founder and CEO Blyk Ltd., a messaging media company, located in London, UK (August 2006 - Present)

Positions in past five years: Executive Advisor to the CEO of Nokia Corporation, a mobile phone and telecom networks supplier, headquartered in Espoo, Finland (October 2005 - January 2006)

Thomas Josef Bamberger	Member of Supervisory Board	Present occupation: Head of COO Operations of SAP AG (2010 - Present)

Positions in past five years: Chief Operating Officer of Global Service & Support of SAP AG (2008 - 2010); Chief Controlling Officer of Global Service & Support of SAP AG (2005 - 2008)

Name and Address (If Applicable)	Office	Present Principal Occupation or Employment and Material Positions Held During the Past Five Years

Panagiotis Bissiritsas	Member of Supervisory Board	Present occupation: Expert support consultant at SAP AG (2005 - Present)

Positions in past five years: see above

Prof. Dr. Wilhelm Haarmann	Member of Supervisory Board	Present occupation: Attorney-at-law, Certified Public Auditor, Certified Tax Advisor, HAARMANN Partnerschaftsgesellschaft, Rechtsanwälte, Steuerberater, Wirtschaftsprüfer, a partnership of professional auditors, tax consultants and attorneys, located in Frankfurt am Main, Germany (2006 - Present)

Positions in past five years: Attorney-at-law, Certified Public Auditor, Certified Tax Advisor, Haarmann, Hemmelrath & Partner, a law firm, located in Frankfurt am Main, Germany (1987 - 2006)

Peter Koop	Member of Supervisory Board	Present occupation: Industry Solution Specialist, SAP Deutschland AG & Co. KG (2002 - Present)

Positions in past five years: see above

Bernard Liautaud	Member of Supervisory Board	Present occupation: General Partner, Balderton Capital Management, a venture capital firm, located in London, United Kingdom (July 2008 - Present)

Positions in past five years: Chairman and Chief Executive Officer of Business Objects, an enterprise software company located in San Jose, CA, which was acquired by SAP AG in 2008 (October 2005 - January 2008); Chief Executive Officer of Business Objects (August 1990 - October 2005).

Dr. Gerhard Maier	Member of Supervisory Board	Present occupation: Employee of SAP AG, Development Project Manager (June 2003 - present)

Positions in past five years: see above

Name and Address (If Applicable)	Office	Present Principal Occupation or Employment and Material Positions Held During the Past Five Years

Christiane Kuntz-Mayr	Member of Supervisory Board	Present occupation: Employee of SAP AG, Deputy Chairperson of the Works Council of SAP AG, Development Manager (June 2000 - Present)

Positions in past five years: see above

Dr. h.c. Hartmut Mehdorn	Member of Supervisory Board	Present occupation: CEO of Air Berlin PLC & Co. Luftverkehrs KG (September 2011 – Present)

Positions in past five years: Chief Executive Officer, Deutsche Bahn AG, the German national railway company, headquartered in Berlin, Germany (1999 - 2009)

Dr. Hans-Bernd Meier	Member of Supervisory Board	Present occupation: Independent Consultant for SAP Projects

Positions in the past five years: Head of Solution Management Analytical Banking SAP AG (2005 - 2006); Custom Development—Engagement Manager Financial Services Germany SAP AG (2006 - 2009)

Prof. Dr.-Ing. Dr. h.c. mult. Dr.-Ing. E.h. mult. Joachim Milberg	Member of Supervisory Board	Present occupation: Chairman of the Supervisory Board of BMW AG, an automobile, motorcycle and engine manufacturer, headquartered in Munich, Germany (2004 - Present)

Positions in past five years: see above

Dr. Erhard Schipporeit	Member of Supervisory Board	Present occupation: Business Consultant (January 2007 - Present)

Positions in past five years: Member of the Executive Board and Chief Financial Officer, E-ON AG, a power and gas company, located in Düsseldorf, Germany (June 2000 -December 2006)

Stefan Schulz	Member of Supervisory Board	Present occupation: Employee of SAP AG, Development Project Manager (April 2004 - Present)

Positions in past five years: see above

Name and Address (If Applicable)	Office	Present Principal Occupation or Employment and Material Positions Held During the Past Five Years

Dr. Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer	Member of Supervisory Board	Present occupation: Management Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH, located in Erlangen, Germany (January 2009 - Present)

Positions in past five years: Executive Advisor to the Chief Executive Officer, Siemens AG, an industrial and consumer products manufacturer with principal executive offices located in Munich, Germany (January 2008 - December 2008); Executive Vice President, Siemens AG (October 2000 - December 2007)

William Richard McDermott	Co-Chief Executive Officer	Present occupation: Co-Chief Executive Officer, SAP AG (February 2010 - Present); Member of Executive Board, SAP AG (July 2008 - Present); Chairman of the Board of Directors, SAP America, Inc., (January 2009 - Present); Member of the Board of Directors, SAP America, Inc. (October 2002 - Present)

Positions in past five years: Chief Executive Officer, SAP America, Inc. (September 2002 - February 2010)

Jim Hagemann Snabe	Co-Chief Executive Officer	Present occupation: Co-Chief Executive Officer, SAP AG (February 2010 - Present); Member of Executive Board, SAP AG (July 2008 - Present)

Positions in past five years: Vice President and Chief Operations Officer of Business Solution group, SAP AG (2002 - 2006); Business Suite organization, SAP AG (2007 - 2010)

Dr. Werner Brandt	Chief Financial Officer	Present occupation: Chief Financial Officer, SAP AG (February 2001 -Present); Member of the Executive Board of SAP AG (2001 - Present)

Positions in past five years: see above

Name and Address (If Applicable)	Office	Present Principal Occupation or Employment and Material Positions Held During the Past Five Years

Gerhard Oswald	Chief Operating Officer	Present occupation: Chief Operating Officer, SAP AG (February 2010 - Present); Member of the Executive Board of SAP AG (1996 - Present)

Positions in past five years: Global Service and Support, SAP AG (2005 - February 2010)

Vishal Inder Sikka	Chief Technology Officer	Present occupation: Head of Technology, Platform Development & Innovation, SAP AG (February 2010 – Present); Member of Executive Board of SAP AG (February 2010 – Present)

Positions in past five years: Chief Technology Officer, SAP AG (April 2007 – February 2010); Chief Software Architect, SAP AG (2002 – April 2007)

Information Concerning Directors and Executive Officers SAP America, Inc.

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of SAP America, Inc. Each person identified below is a citizen of the United States of America, with the exception of Dr. Werner Brandt, who is a citizen of the Federal Republic of Germany. Unless otherwise noted, the current business address of each person identified below is 3999 West Chester Pike, Newtown Square, PA 19073, and the current business phone number of each of these individuals is (610) 661-1000.

Name	Office	Present Principal Occupation or Employment and Material Positions Held During the Past Five Years

Robert Courteau	President	Present occupation: President, SAP America, Inc. (January 2011 - Present)

Positions in past five years: COO Global Field Operations, SAP America, Inc. (April 2009 – December 2009); COO, SAP America, Inc. (January 2009 – March 2009); Executive Vice President, Business User, SAP America, Inc. (July 2008 – December 2008); President, SAP Canada (January 2004 – March 2008)

Joel Bernstein	Chief Financial Officer	Present occupation: Chief Financial Officer, SAP America, Inc. (February 2011 - Present)

Positions in past five years: National Vice President Business Operations, SAP America, Inc. (April 2009 - January 2011); Vice President of Finance, SAP America, Inc. (November 2008 - March 2009); Vice President, Finance OPS, SAP America & SAP Public Services (January 2005 - November 2008)

Ross Wainwright	Chief Operating Officer	Present Occupation: Chief Operating Officer, SAP America, Inc.

Positions in past five years: Executive Vice President, SAP Services North America (2003 – 2011)

Brad C. Brubaker	Secretary	Present occupation: Senior Vice President, General Counsel for Global Field Legal and Corporate Secretary, SAP America, Inc. (January 2009 - Present)

Name	Office	Present Principal Occupation or Employment and Material Positions Held During the Past Five Years

Positions in past five years: Senior Vice President, General Counsel for SAP Americas and Corporate Secretary, SAP America, Inc. (November 1999 - January 2009)

Elizabeth Heck	Vice President, Tax and Assistant Corporate Secretary	Present occupation: Vice President, Tax and Assistant Corporate Secretary, SAP America, Inc. (March 2003 - Present)

Positions in past five years: see above

Mary Beth Hanss	Senior Vice President and General Counsel	Present occupation: Senior Vice President, General Counsel, SAP America, Inc. (August 2008 - present)

Positions in past five years: Vice President and Assistant General Counsel, SAP America, Inc. (January 2003 - July 2008)

William Richard McDermott	Chairman	(See above information.)

Robert Courteau	Director	(See above information.)

Dr. Werner Brandt	Director	(See above information.)